UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2018 and 2017	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2018 and 2017	3
Notes to Financial Statements	4-15

Additional Information (Note A):

Schedule of Assets (Held at End of Year) at December 31, 2018	17-28

Signatures	29

Exhibits	30

Note A:
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Investment Plan Committee, and Plan Administrator of the
Eastman Investment and Employee Stock Ownership Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP

We have served as the Plan's auditor since 2014.

St. Louis, Missouri
June 14, 2019

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017
(in thousands)

		2018			2017
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$1,970,658	$156,323	$2,126,981	$2,077,072	$199,046	$2,276,118

Investments at contract value	750,607	—	750,607	836,262	—	836,262

Total investments	2,721,265	156,323	2,877,588	2,913,334	199,046	3,112,380

Receivables:

Plan sponsor contributions	37,204	12,470	49,674	32,251	15,336	47,587

Notes receivable from participants	52,672	—	52,672	52,277	—	52,277

Other receivables	3,245	1,320	4,565	4,248	1,197	5,445

Total assets	2,814,386	170,113	2,984,499	3,002,110	215,579	3,217,689

Liabilities

Accrued expenses	—	—	—	—	16	16

Other liabilities	1,507	1,308	2,815	2,202	1,238	3,440

Total liabilities	1,507	1,308	2,815	2,202	1,254	3,456

Net assets available for benefits	$2,812,879	$168,805	$2,981,684	$2,999,908	$214,325	$3,214,233

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2018 and 2017
(in thousands)

		2018			2017
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$16,841	$—	$16,841	$16,346	$—	$16,346
Dividends	60,861	4,990	65,851	45,042	4,661	49,703
Net (depreciation) appreciation in fair value of investments	(202,527)	(42,011)	(244,538)	314,102	38,518	352,620
Net investment (loss) gain	(124,825)	(37,021)	(161,846)	375,490	43,179	418,669
Interest income from notes receivable	2,631	—	2,631	2,382	—	2,382
Participant contributions	107,874	—	107,874	100,752	—	100,752
Plan sponsor contributions	54,517	12,470	66,987	47,541	15,336	62,877
Total additions (deductions)	40,197	(24,551)	15,646	526,165	58,515	584,680

Deductions from net assets:

Distributions to and withdrawals by participants	237,239	10,505	247,744	280,891	10,810	291,701
Administrative expenses	451	—	451	576	—	576
Total deductions	237,690	10,505	248,195	281,467	10,810	292,277
Net (decrease) increase in net assets	(197,493)	(35,056)	(232,549)	244,698	47,705	292,403
Transfers from non-participant directed	10,464	(10,464)	—	14,069	(14,069)	—
Net assets available for benefits at beginning of year	2,999,908	214,325	3,214,233	2,741,141	180,689	2,921,830
Net assets available for benefits at end of year	$2,812,879	$168,805	$2,981,684	$2,999,908	$214,325	$3,214,233

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2018 and 2017 was $394,337 and $378,536, respectively. There were no forfeitures used in 2018 and 2017.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in a Vanguard Target Date Fund, effective April 1, 2017, that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $18,500 for 2018 and $18,000 for 2017 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained age 50 before the close of the calendar year was allowed to defer up to an additional $6,000 for 2018 and 2017 of qualifying compensation, as defined in the Plan, up to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which may continue to be subject to the former plans' vesting requirements, as applicable.

The Plan requires for the RSC to be contributed either to the employee's ESOP Fund accounts for employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, Solutia Cash Balance Pension Plan, Solutia Employees' Pension Plan, or Sterling Chemicals Pension Plan, qualified defined benefit plans also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. Additional limitations on the availability of loans may apply to individuals who are categorized as "insiders" for purposes of federal securities laws. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan and may have terms that exceed five years. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced and a benefit payment is recorded. At December 31, 2018, $52.7 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 6.25% and various maturity dates through March 2025. At December 31, 2017, $52.3 million in notes receivable from participants were outstanding with interest rates ranging from 3.25% to 5.75% and various maturity dates through November 2023.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•
In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant is still actively employed with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participant’s principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value except for its fully benefit responsive investment contract, which is valued at contract value (see Note 7). If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Benefits Finance and Investments. See Note 8 for discussion of fair value measurements.

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Payments to participants

Benefit payments to participants are recorded when paid.

Reclassifications

A reclassification of investments on the investments table in Note 6 and fair value hierarchy table in Note 8 has been made to prior period amounts to conform to the current year financial statement presentation.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2018 and 2017 are shares of the Plan Sponsor's common stock amounting to $307 million and $318 million, respectively. This investment represents 10.7% and 10.2% of total investments at December 31, 2018 and 2017, respectively. A significant decline in the market value of the Plan Sponsor's stock would significantly affect the net assets available for benefits.

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $37.2 million and $32.3 million and for the non-participant-directed ESOP Fund of $12.5 million and $15.3 million at December 31, 2018 and 2017, respectively.

5.	NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2018 and 2017 were approximately $52.7 million and $52.3 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $2.6 million and $2.4 million in 2018 and 2017, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.	INVESTMENTS

At December 31, 2018 and 2017, the Plan's assets were invested in Eastman Chemical Company common stock, mutual funds, and synthetic investment contracts (see Note 7). Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the Plan's investments by type at December 31, 2018 and 2017, respectively.

(in thousands)	2018	2017

Cash	$4,784	$3,960
Eastman Chemical Company common stock	307,243	317,561
Mutual funds	755,858	883,357
Collective investment trusts	1,017,515	1,029,171
Pooled separate accounts	3,133	3,414
Managed income fund	750,607	836,262
Self-directed brokerage account - mutual funds	38,448	38,655
Total	$2,877,588	$3,112,380

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2018 and 2017:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman common stock. Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants. During 2018, the Trustee purchased 1,193,233 shares of Eastman common stock for the fund at an average price of $93.97 per share, and sold 408,093 shares of Eastman common stock for the fund at an average price of $102.15 per share. During 2017, the Trustee purchased 541,047 shares of Eastman common stock for the fund at an average price of $80.81 per share, and sold 1,234,148 shares of Eastman common stock for the fund at an average price of $84.25 per share. Dividends paid from the Eastman Stock Fund totaled $3.8 million and $3.4 million in 2018 and 2017, respectively.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman common stock. Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2018, the Trustee purchased 176,483 shares of Eastman common stock for the fund at an average price of $100.61 per share, and sold 187,045 shares of Eastman common stock for the fund at an average price of $97.70 per share. During 2017, the Trustee purchased 215,453 shares of Eastman common stock for the fund at an average price of $79.01 per share, and sold 269,227 shares at an average price of $84.06 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts only, totaling $751 million and $836 million at December 31, 2018 and 2017, respectively. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A synthetic investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. Participants can redeem interest in this daily and there is no notice period on these redemptions.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.

•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

8.	FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Collective investment trusts: The Plan's collective trust investments are held in separate investment accounts, which are valued using the readily determinable fair value ("RDFV"). The RDFV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, target date funds, and short-term investments. The collective trust investments held by the Plan publish their RDFV daily and transact at that price.

•
Pooled separate accounts: The Plan's pooled separate accounts are held in separate investment accounts at an insurance company, which are valued using the readily determinable fair value ("RDFV"). The RDFV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, target date funds, and short-term investments. The pooled separate accounts held by the Plan publish their RDFV daily and transact at that price.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	Self-directed brokerage account: Unit valuation based on the published underlying NAV of the mutual funds. These mutual funds are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2018 and 2017:

(in thousands)	December 31, 2018	December 31, 2017
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash	$4,784	$3,960
Eastman Chemical Company common stock	307,243	317,561
Mutual funds	755,858	883,357
Collective investment trusts	1,017,515	1,029,171
Pooled separate accounts	3,133	3,414
Self-directed brokerage account - mutual funds	38,448	38,655
Total	$2,126,981	$2,276,118

There are no redemption restrictions on the mutual fund investments, collective investment trusts, or pooled separate accounts. They are fully liquid and can be redeemed on a daily basis. There were no transfers between levels during 2018 and 2017. Also, there are no Level 2 or Level 3 investments at December 31, 2018 and 2017.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

9.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $4.6 million and $5.4 million at December 31, 2018 and 2017, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $2.8 million and $3.4 million at December 31, 2018 and 2017, respectively, represent liabilities from the purchase of investments.

10.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2018 and 2017, $10.5 million and $14.1 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2015, in which the Internal Revenue Service ("IRS") stated that the Plan is in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

13.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2018 and 2017, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. As of April 2016, the EIP fee methodology was changed to improve fee transparency.  The methodology was changed from a revenue sharing model to a flat-dollar payment model.  The flat-dollar payment is charged quarterly to the participant account and covers administrative fees including recordkeeping, legal, and consulting.  Investment related fees are charged directly to the participant account via the investment NAV.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

14.	RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6).

15.	SUBSEQUENT EVENTS

The Plan Administrator has evaluated events occurring between December 31, 2018 and June 14, 2019 for proper recording and disclosure in these financial statements.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Eastman Chemical Company	Common Stock, Participant directed, 2,083 shares	**	$152,278
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 2,120 shares	98,406	154,965
	Subtotal - Common Stock			307,243
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	3,426
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	1,358	1,358
	Subtotal - Cash			4,784
	DFA US SMALL CAP I	Registered Investment Company 1,328 shares	**	39,514
*	FID GOVT MMKT	Registered Investment Company 438 shares	**	438
*	FID EXT MKT IDX	Registered Investment Company 855 shares	**	45,395
*	FID MAGELLAN K	Registered Investment Company 11,366 shares	**	101,724
*	FID PURITAN K	Registered Investment Company 5,892 shares	**	115,422
*	FID US BOND INDX	Registered Investment Company 1,701 shares	**	19,184
*	FID 500 INDEX	Registered Investment Company 1,863 shares	**	162,256
*	FID GLB EX US IDX	Registered Investment Company 1,801 shares	**	20,462
	PIM TOTAL RT INST	Registered Investment Company 7,813 shares	**	77,587
	TEMPLETON FOREIGN R6	Registered Investment Company 2,584 shares	**	16,927
	NB GENESIS R6	Registered Investment Company 1,277 shares	**	61,045
	FKLN SMMIDCP GRTH R6	Registered Investment Company 1,335 shares	**	44,336
	JPM EQUITY INCOME R6	Registered Investment Company 3,254 shares	**	51,568
	Sub-total Mutual Funds			755,858
*	FID CONTRAFUND POOL	Collective Investment Trust 11,398 shares	**	178,492
*	FID INTL DSCVRY POOL	Collective Investment Trust 4,181 shares	**	45,786
*	FID BLUE CHIP GR POOL	Collective Investment Trust 7,892 shares	**	107,886
	VANGUARD TARGET INC	Collective Investment Trust 538 shares	**	27,030
	VANGUARD TARGET 2015	Collective Investment Trust 341 shares	**	17,011
	VANGUARD TARGET 2020	Collective Investment Trust 2,166 shares	**	110,076
	VANGUARD TARGET 2025	Collective Investment Trust 2,539 shares	**	128,667
	VANGUARD TARGET 2030	Collective Investment Trust 2,626 shares	**	133,048
	VANGUARD TARGET 2035	Collective Investment Trust 1,374 shares	**	70,521
	VANGUARD TARGET 2040	Collective Investment Trust 1,261 shares	**	66,202
	VANGUARD TARGET 2045	Collective Investment Trust 831 shares	**	43,559
	VANGUARD TARGET 2050	Collective Investment Trust 1,071 shares	**	56,463
	VANGUARD TARGET 2055	Collective Investment Trust 354 shares	**	22,726
	VANGUARD TARGET 2060	Collective Investment Trust 298 shares	**	10,048
	Sub-total Collective Investment Trusts			1,017,515
*	PRUD INCFLEX SEL LT GROWTH	Pooled Separate Account 67 shares	**	1,105
*	PRUD INCFLEX SEL LT BALANCED	Pooled Separate Account 71 shares	**	1,159
*	PRUD INCFLEX SEL LT INC & EQU	Pooled Separate Account 1 share	**	8
*	PRUD INCFLEX LT SEL CONSER GRO	Pooled Separate Account 13 shares	**	199
*	PRUD INCFLEX SEL LT INC & EQU	Pooled Separate Account 24 shares	**	358
*	PRUD INCFLEX SEL LT AGG GRO	Pooled Separate Account 7 shares	**	102
*	PRUD INCFLEX SEL LT GROWTH	Pooled Separate Account 6 shares	**	101
*	PRUD INCFLEX SEL LT BALANCED	Pooled Separate Account 6 shares	**	101
	Sub-total Pooled Separate Accounts			3,133

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity	Cash	**	2,580
	AT&T INC 3% 2/15/22	Corporate Bond 3.0% 2/15/22	**	724
	AT&T INC 2.45% 06/30/20	Corporate Bond 2.45% 06/30/20	**	1,087
	AT&T INC 2.8% 02/17/21	Corporate Bond 2.8% 02/17/21	**	728
	ABBVIE INC 2.5% 05/14/20	Corporate Bond 2.5% 05/14/20	**	571
	ACE INA HOLDING 2.3% 11/03/20	Corporate Bond 2.3% 11/03/20	**	1,026
	ACTAVIS FUNDING SCS 3% 3/12/20	Corporate Bond 3% 3/12/20	**	2,009
	AERCAP IRELAND 4.125% 07/03/23	Corporate Bond 4.125% 07/03/23	**	594
	AIR LEASE CORP 2.625% 07/01/22	Corporate Bond 2.625% 07/01/22	**	1,173
	AIR LEASE CORP 2.5% 03/01/21	Corporate Bond 2.5% 03/01/21	**	927
	AMOT 2017-3 A2 2.04% 6/22	Mortgage Back Security 2017-3 A2 2.04% 6/22	**	1,231
	AMOT 2018-1 A2 2.7% 01/23	Mortgage Back Security 2018-1 A2 2.7% 01/23	**	1,620
	AMOT 2018-2 A 3.29% 05/23	Mortgage Back Security 2018-2 A 3.29% 05/23	**	1,992
	AMERICAN CAMPUS 3.35% 10/01/20	Corporate Bond 3.35% 10/01/20	**	551
	AMERICAN EXPRESS 2.6% 09/14/20	Corporate Bond 2.6% 09/14/20	**	1,297
	AMERICAN EXPRESS 2.25% 5/05/21	Corporate Bond 2.25% 5/05/21	**	1,110
	AMXCA 2017-3 A 1.77% 11/22	Mortgage Back Security 2017-3 A 1.77% 11/22	**	1,734
	AMXCA 2017-6 A 2.04% 05/23	Mortgage Back Security 2017-6 A 2.04% 05/23	**	1,416
	AMXCA 2018-4 A 2.99% 12-15-23	Mortgage Back Security 2018-4 A 2.99% 12/15/23	**	1,569
	AMXCA 2018-6 A 0% 02/24	Mortgage Back Security 2018-6 A 0% 02/24	**	1,507
	AMXCA 2017-1 A 1.93% 09/22	Mortgage Back Security 2017-1 A 1.93% 09/22	**	2,444
	AMERICAN GENERAL LIFE	Synthetic GIC – 2.4% (fair value to contract value)	**	1,071
	AMERICAN HONDA 1.7% 02/22/19	Corporate Bond 1.7% 02/22/19	**	728
	AMERICAN HONDA 1.2% 07/12/19	Corporate Bond 1.2% 07/12/19	**	284
	AMERICAN HONDA FIN 1.7% 9/9/21	Corporate Bond 1.7% 9/9/21	**	1,239
	AMERICAN HONDA FIN 2.65% 02/21	Corporate Bond 2.65% 02/21	**	1,598
	AMGEN INC 2.125% 05/01/2020	Corporate Bond 2.125% 05/01/2020	**	767
	AMPHENOL CORP 3.125% 09/15/21	Corporate Bond 3.125% 09/15/21	**	252
	AMPHENOL CORP NEW 3.2% 4/1/24	Corporate Bond 3.2% 04/01/24	**	292
	ANHUESER-BUSCH 2.65% 2/01/21	Corporate Bond 2.65% 2/01/21	**	728
	ANHUESER-BUSCH IN 3.3% 2/01/23	Corporate Bond 3.3% 2/01/23	**	1,594
	ANTHEM INC 2.95% 12/01/22	Corporate Bond 2.95% 12/01/22	**	1,118
	AUST & NZ BKG NY 2.25% 6/13/19	Corporate Bond 2.25% 6/13/19	**	1,247
	AUS & NZ BKG 2.125% 8/19/20	Corporate Bond 2.125% 8/19/20	**	1,097
	AUTOZONE 3.125% 07/15/23	Corporate Bond 3.125% 07/15/23	**	1,041
	AVALONBAY COMM 3.625% 10/1/20	Corporate Bond 3.625% 10/1/20	**	410
	AXA EQUITABLE 3.9% 4/23 144A	Corporate Bond 3.9% 04/23 144A	**	149
	BACCT 2017-A1 A1 1.95% 08/22	Mortgage Back Security 2017-A1 A1 1.95% 08/22	**	2,150
	BACCT 2017-A2 A2 1.84% 01/23	Mortgage Back Security 2017-A2 A2 1.84% 01/23	**	1,926
	BACCT 2018-A1 A1 2.7% 04/23	Mortgage Back Security 2018-A1 A1 2.7% 04/23	**	1,991
	BACCT 2018-A2 A2 3% 09/23	Mortgage Back Security 2018-A2 A2 3% 09/23	**	1,577
	BAE SYSTEMS 2.85% 12/15/20	Corporate Bond 2.85% 12/15/20	**	1,403
	BAT INTL FIN 3.5% 6/22 144A	Corporate Bond 3.5% 6/22 144A	**	1,078
	BMWFT 2018-1 A1 3.15% 5/23	Mortgage Back Security 2018-1 A1 3.15% 5/23	**	1,446
	BMW US 2.7% 04/06/22 144A	Corporate Bond 2.7% 04/06/22 144A	**	1,779
	BP CAPITAL MKT PLC 2.315% 02/20	Corporate Bond 2.315% 02/20	**	900
	BPCE SA 2.5% 7/15/19	Corporate Bond 2.5% 7/15/19	**	826
	BMWLT 2017-2 A3 2.07% 10/20	Mortgage Back Security 2017-2 A3 2.07% 10/20	**	843
	BMWLT 2018-1 A3 3.06% 07/21	Mortgage Back Security 2018-1 A3 3.06% 07/21	**	668
	BANK OF AMER 2.625% 10/19/20	Corporate Bond 2.625% 10/19/20	**	1,283
	BANK OF AMERICA 2.625% 4/19/21	Corporate Bond 2.625% 4/19/21	**	352

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BK OF AMER 3.004% /VAR 12/20/23	Corporate Bond 3.004%/VAR 12/20/23	**	2,570
	BANK OF AMERICA CO 3.864% 7/24	Corporate Bond 3.864% 7/24	**	2,029
	BANK NOVA SCOTIA 2.8% 07/21/21	Corporate Bond 2.8% 07/21/21	**	823
	BNK OF NOVA SCOTIA 2.7% 3/7/22	Corporate Bond 2.7% 3/7/22	**	1,776
	BANK TOKYO-MSB 2.3% 03/20 144A	Corporate Bond 2.3% 03/20 144A	**	718
	BWSTA 18-1 A3 3.52% 12/22 144A	Mortgage Back Security 3.52% 12/22 144A	**	772
	BARCLAYS PLC 2.75% 11/8/19	Corporate Bond 2.75% 11/8/19	**	1,827
	BARCLAYS PLC 2.875% 06/20	Corporate Bond 2.875% 06/20	**	787
	BARCLAYS PLC 3.25% 01/12/21	Corporate Bond 3.25% 01/12/21	**	790
	BARCLAYS BANK 4.338% 5/16/24	Corporate Bond 4.338% 5/16/24	**	1,155
	BARCLAYS BANK 2.65% 01/11/21	Corporate Bond 2.65% 01/11/21	**	1,656
	BAXALTA INC 2.875% 06/23/20	Corporate Bond 2.875% 06/23/20	**	90
	BMARK 2018-B2 3.6623% 02/51	Mortgage Back Security 3.6623% 02/51	**	1,741
	BMARK 2018-B7 A2 4.377% 05/53	Mortgage Back Security 4.377% 05/53	**	945
	BMARK 2018-B8 A2 4.2122% 01/52	Mortgage Back Security 4.2122% 01/52	**	1,069
	BERKSHIRE HATHAWA 2.8% 1/15/23	Corporate Bond 2.8% 1/15/23	**	1,776
	BERKSHIRE HATH 2.2% 3/15/21	Corporate Bond 2.2% 3/15/21	**	731
	BERKSHIRE HATH 2.75% 3/15/23	Corporate Bond 2.75% 3/15/23	**	703
	BRITISH TELECOM PLC 2.35% 2/19	Corporate Bond 2.35% 2/19	**	1,098
	COMM 14-UBS6 ASB 3.387% 12/47	Mortgage Back Security 3.387% 12/47	**	408
	COMM 2015-CR22 A2 2.856% 03/48	Mortgage Back Security 2.856% 03/48	**	486
	COMM 2015-CR22 ASB 3.144% 03/48	Mortgage Back Security 3.144% 03/48	**	631
	COMM 15-CR23 ASB 3.257% 05/48	Mortgage Back Security 3.257% 05/48	**	683
	COMM 15-CR26 ASB 3.373% 10/48	Mortgage Back Security 3.373% 10/48	**	463
	CSMC 16-NXSR A1 1.9708% 12/49	Mortgage Back Security 1.9708% 12/49	**	310
	CSAIL 2017-CX9 A2 3.0538% 09/50	Mortgage Back Security 3.0538% 09/50	**	1,305
	COMM 2012-LC4 A4 3.288% 12/44	Mortgage Back Security 3.288% 12/44	**	1,900
	COMM 2010-C1 A3 4.205 7/46	Mortgage Back Security 4.205% 7/46	**	2,371
	COMM 2012-CR2 A3 2.841% 8/45	Mortgage Back Security 2.841% 8/45	**	2,021
	COMM 2012-CR3 ASB 2.372% 11/45	Mortgage Back Security 2.372% 11/45	**	792
	COMM 2012-CR3 A3 2.822% 10/45	Mortgage Back Security 2.822% 10/45	**	862
	COMM 2013-CR6 A4 3.101% 03/46	Mortgage Back Security 3.101% 03/46	**	1,012
	COMM 2013-CR7 A4 3.213% 03/46	Mortgage Back Security 3.213% 03/46	**	1,324
	COMM 2013-CR8 A5 3.612% 06/46	Mortgage Back Security 3.612% 06/46	**	629
	COMM 2014-CR18 A2 2.924% 07/47	Mortgage Back Security 2.924% 07/47	**	750
	CSAIL 2015-C2 ASB 3.2241% 06/57	Mortgage Back Security 3.2241% 06/57	**	470
	CSAIL 2016-C7 A1 1.5786% 11/49	Mortgage Back Security 1.5786% 11/49	**	327
	CNH 2018-A A3 3.23% 07/23	Mortgage Back Security 3.23% 07/23	**	1,436
	CVS HEALTH CORP 2.8% 07/20/20	Corporate Bond 2.8% 07/20/20	**	673
	CVS HEALTH CORP 3.7% 03/09/23	Corporate Bond 3.7% 03/09/23	**	2,054
	CVS HEALTH CORP 3.35% 03/09/21	Corporate Bond 3.35% 03/09/21	**	1,236
	CANADIAN IMP BANK 2.55% 6/22	Corporate Bond 2.55% 6/22	**	1,273
	CAN NATURAL RES 3.45% 11/15/21	Corporate Bond 3.45% 11/15/21	**	1,123
	CPART 2018-1A A3 3.088% 11/21	Mortgage Back Security 3.088% 11/21	**	1,340
	CPART 17-1A A3 2.05% 03/21	Mortgage Back Security 2.05% 03/21	**	998
	CPART 18-2A A3 3.429% 12/22	Mortgage Back Security 3.429% 12/22	**	1,175
	CAPITAL ONE FIN 3.2% 1/30/23	Corporate Bond 3.2% 1/30/23	**	2,466
	COMET 2015-A2 A2 2.08% 03/23	Mortgage Back Security 2015-A2 A2 2.08% 03/23	**	2,272
	COMET 2015-A8 A8 2.05% 08/23	Mortgage Back Security 2015/A8 A8 2.05% 08/23	**	1,181
	COMET 2016-A3 A3 1.34% 04/22	Mortgage Back Security 2016-A3 A3 1.34% 04/22	**	25

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	COMET 2016-A4 A4 1.33% 6/15/22	Mortgage Back Security 2016-A4 A4 1.33% 6/15/22	**	1,390
	COMET 2017-A3 A3	Mortgage Back Security 2017-A3 A3 2.0% 01/17/23	**	1,749
	COMET 2017-A4 A4 1.99% 07/23	Mortgage Back Security 2017-A4 A4 1.99% 07/23	**	2,507
	COMET 2018-A1 A1 3.01% 02/24	Mortgage Back Security 2018-A1 A1 3.01% 02/24	**	1,045
	CARMX 16-4 A3 1.4% 08/21	Mortgage Back Security 1.4% 08/21	**	1,156
	CARMX 2015-3 A3 1.63% 06/20	Mortgage Back Security 1.63% 06/20	**	66
	CARMX 2016-2 A3 1.52% 02/21	Mortgage Back Security 1.52% 02/21	**	334
	CARMX 2017-4 A3 2.15% 10/22	Mortgage Back Security 2.15% 10/22	**	711
	CARMX 2017-3 A3 1.97% 04/22	Mortgage Back Security 1.97% 04/22	**	675
	CARMX 2018-2 A3 2.98% 01/23	Mortgage Back Security 2.98% 01/23	**	873
	CARMX 2018-4 A3 3.36% 09/23	Mortgage Back Security 3.36% 09/23	**	946
	CATERPILLAR FINL 2.1% 01/10/20	Corporate Bond 2.1% 01/10/20	**	1,237
	CENTERPOINT ENE 2.50% 09/01/22	Corporate Bond 2.50% 09/01/22	**	370
	CHAIT 2015-A4 A4 1.84% 04/22	Mortgage Back Security 2015-A4 A4 1.84% 04/22	**	1,784
	CHAIT 2016-A2 1.37% 06/15/21	Mortgage Back Security 2016-A2 1.37% 06/15/21	**	1,833
	CHEVRON PHIL 2.45% 5/1/20 144A	Corporate Bond 2.45% 5/1/20 144A	**	671
	CHEVRON PHIL 3.3% 5/23 144A	Corporate Bond 3.3% 5/23 144A	**	941
	CHEVRON CORP 2.193% 11/15/19	Corporate Bond 2.193% 11/15/19	**	65
	CISCO SYSTEMS 2.45% 6/15/20	Corporate Bond 2.45% 6/15/20	**	727
	CGCMT 2016-P6 A1 1.884% 12/49	Mortgage Back Security 2016-P6 A1 1.884% 12/49	**	159
	CITIGROUP INC 2.5% 7/29/19	Corporate Bond 2.5% 7/29/19	**	1,823
	CITIGROUP INC 2.75% 4/25/2022	Corporate Bond 2.75% 4/25/2022	**	1,283
	CITIGROUP INC 2.7% 10/27/2022	Corporate Bond 2.7% 10/27/2022	**	194
	CITIGROUP 3.124%/VAR 1/24/23	Corporate Bond 3.124%/VAR 1/24/23	**	674
	CCCIT 2014-A6 A6 2.15% 07/21	Mortgage Back Security 2014-A6 A6 2.15% 07/21	**	4,203
	CCCIT 2016-A1 A1 1.75% 11/21	Mortgage Back Security 2016-A1 A1 1.75% 11/21	**	2,255
	CCCIT 2017-A3 A3 1.92% 04/22	Mortgage Back Security 2017-A3 A3 1.92% 04/22	**	1,948
	CCCIT 2017-A8 A8 1.86% 8/8/22	Mortgage Back Security 2017-A8 A8 1.86% 8/8/22	**	1,725
	CCCIT 2017-A9 A9 1.8% 09/21	Mortgage Back Security 2017-A9 A9 1.8% 09/21	**	1,716
	CCCIT 2018-A1 A1 2.539% 01/23	Mortgage Back Security 2018-A1 A1 2.539% 01/23	**	1,646
	CGCMT 2012-GC8 A4 3.024% 9/45	Mortgage Back Security 2012-GC8 A4 3.024% 9/45	**	873
	CGCMT 13-GC11 A4 3.093% 04/46	Mortgage Back Security 13-GC11 A4 3.093% 04/46	**	230
	CGCMT 13-GC15 A4 4.371% 09/46	Mortgage Back Security 13-GC15 A4 4.371% 09/46	**	590
	CGCMT 13-GC17 A4 4.131% 11/46	Mortgage Back Security 13-GC17 A4 4.131% 11/46	**	746
	CGCMT 2014-GC23 A3 3.356% 07/47	Mortgage Back Security 2014-GC23 A3 3.356% 07/47	**	1,478
	CGCMT 16-GC36 AAB 3.368% 02/49	Mortgage Back Security 16-GC36 AAB 3.368% 02/49	**	796
	CGCMT 2017-P7 A2 3.199% 04/50	Mortgage Back Security 2017-P7 A2 3.199% 04/50	**	803
	CITIZENS BK MTN 2.45% 12/04/19	Corporate Bond 2.45% 12/04/19	**	2,761
	CITIZENS BANK NA 2.55% 5/13/21	Corporate Bond 2.55% 5/13/21	**	1,157
	CITIZENS BANK NA 2.65% 5/26/22	Corporate Bond 2.65% 5/26/22	**	838
	CITIZENS BK MTN 2.25% 10/30/20	Corporate Bond 2.25% 10/30/20	**	859
	CITIZENS FINCL 2.375% 7/28/21	Corporate Bond 2.375% 7/28/21	**	125
	COMCAST CORP 1.625% 01/15/22	Corporate Bond 1.625% 01/15/22	**	2,193
	COMCAST CORP NEW 3.7% 04/24	Corporate Bond 3.7% 04/24	**	1,522
	COMCAST CORP 4% 10/15/25	Corporate Bond 4% 10/15/25	**	875
	COMERICA INC 2.125% 05/23/19	Corporate Bond 2.125% 05/23/19	**	496
	COMMONWEALTH NY 2.25% 03/13/19	Corporate Bond 2.25% 03/13/19	**	1,707
	COMMONWEALTH BK NY 2.3% 9/6/19	Corporate Bond 2.3% 9/6/19	**	1,153
	COMMWLTH BK ASTL NYB 2.3% 3/20	Corporate Bond 2.3% 3/20	**	707
	COMPASS BANK 2.875% 6/29/22	Corporate Bond 2.875% 06/29/22	**	910

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	COMPASS BK BIRM 3.5% 6/11/21	Corporate Bond 3.5% 6/11/21	**	1,166
	CONSOLIDATED EDISON 2% 3/15/20	Corporate Bond 2% 3/15/20	**	465
	RABOBANK NY BRH 1.375% 8/9/19	Corporate Bond 1.375% 8/9/19	**	448
	CREDIT SUISSE 3.125% 12/20	Corporate Bond 3.125% 12/20	**	248
	CREDIT SUISSE GG 3.45% 4/16/21	Corporate Bond 3.45% 4/16/21	**	1,094
	CREDIT SUISSE NY 2.3% 5/19	Corporate Bond 2.3% 5/19	**	1,639
	CREDIT SUISSE NY 3% 10/29/21	Corporate Bond 3% 10/29/21	**	754
	DBUBS 2011-LC2A A4 4.537% 7/44	Mortgage Back Security 2011-LC2A A4 4.537% 7/44	**	1,319
	DAIMLER FIN NA 2.25% 9/19 144A	Corporate Bond 2.25% 9/19 144A	**	1,682
	DAIMLER FIN 2.25% 3/20 144A	Corporate Bond 2.25% 3/20 144A	**	1,612
	DAIMLER FIN 2.85% 1/6/22 144A	Corporate Bond 2.85% 1/6/22 144A	**	1,031
	DAIMLER FIN 2.3% 2/12/21 144A	Corporate Bond 2.3% 2/12/21 144A	**	1,674
	DEFT 18-1 A3 3.39% 06/23	Mortgage Back Security 18-1 A3 3.39% 06/23	**	494
	DEFT 2018-2 A3 3.44% 10/23	Mortgage Back Security 2018-2 A3 3.44% 10/23	**	647
	DEUTSCHE BANK AG 2.5% 2/13/19	Corporate Bond 2.5% 2/13/19	**	2,519
	DIAMOND 1 FI 3.48% 6/1/19 144A	Corporate Bond 3.48% 6/1/19 144A	**	1,510
	DIAMOND FN 1/2 5.45% 6/23 144A	Corporate Bond 5.45% 6/23 144A	**	1,482
	DIGITAL REALTY 3.95% 07/01/22	Corporate Bond 3.95% 07/01/22	**	504
	DIGITAL REALTY TR 2.75% 2/1/23	Corporate Bond 2.75% 2/1/23	**	615
	DIGNITY HEALTH 2.637% 11/1/19	Corporate Bond 2.637% 11/1/19	**	200
	DISCOVER BKNT NEW 3.2% 8/9/21	Corporate Bond 3.2% 8/9/21	**	251
	DISCOVER BANK 3.1% 06/20	Corporate Bond 3.1% 06/20	**	779
	DISCOVER BANK 3.35% 2/06/23	Corporate Bond 3.35% 2/06/23	**	462
	DISNEY (WALT) MTN 2.35% 12/01/22	Corporate Bond 2.35% 12/01/22	**	597
	DCENT 2015-A2 A 1.90% 10/22	Mortgage Back Security 2015-A2 A 1.90% 10/22	**	1,247
	DCENT 2016-A3 A3 1.85% 10/23	Mortgage Back Security 2016-A3 A3 1.85% 10/23	**	1,195
	DCENT 2016-A4 A4 1.39% 3/22	Mortgage Back Security 2016-A4 A4 1.39% 3/22	**	1,761
	DCENT 2017-A6 A6 1.88% 2/15/23	Mortgage Back Security 2017-A6 A6 1.88% 2/15/23	**	1,275
	DCENT 2018-A5 A5 3.32% 03/24	Mortgage Back Security 2018-A5 A5 3.32% 03/24	**	1,890
	DOMINION GAS HLDGS 2.5% 12/19	Corporate Bond 2.5% 12/19	**	258
	DOMINION RESOURCE 2% 8/15/21	Corporate Bond 2% 8/15/21	**	430
	DUKE ENERGY 1.8% 9/1/21	Corporate Bond 1.8% 9/1/21	**	386
	DUKE ENERGY FL 1.196% 3/1/20	Mortgage Back Security 1.196% 3/1/20	**	121
	ERP OPERATING LP 2.375% 7/19	Corporate Bond 2.375% 7/19	**	549
	ERP OPERATING LP 3.375% 6/1/25	Corporate Bond 3.375% 6/1/25	**	730
	EDISON INTRNL 2.95% 03/15/23	Corporate Bond 2.95% 03/15/23	**	262
	ENTERPRISE PRD 2.55% 10/15/19	Corporate Bond 2.55% 10/15/19	**	157
	ENTERPRISE PROD 2.85% 4/15/21	Corporate Bond 2.85% 4/15/21	**	577
	EVERSOURCE ENERGY 2.5% 3/15/21	Corporate Bond 2.5% 3/15/21	**	1,375
	EVERSOURCE ENERGY 2.8% 3/15/22	Corporate Bond 2.8% 3/15/22	**	1,184
	EXELON CORP 2.85% 6/15/20	Corporate Bond 2.85% 6/15/20	**	1,723
	EXELON CORP VAR 06/01/2022	Corporate Bond VAR 06/01/2022	**	760
	EXXON MOBIL CORP 2.726% 3/1/23	Corporate Bond 2.726% 3/1/23	**	1,103
	FHLG 15YR 5.00% 4/20 #G13598	Government Bond 5.00% 4/20 #G13598	**	2
	FHLG 15YR 3.5% 08/30#G15273	Government Bond 3.5% 08/30#G15273	**	865
	FHLG 15YR 2.5% 10/31 #G16387	Government Bond 2.5% 10/31 #G16387	**	1,800
	FHLG 25YR 5.50% 7/35 #G05815	Government Bond 5.50% 7/35 #G05815	**	66
	FHLG 20YR 3.5% 06/32#C91456	Government Bond 3.5% 06/32#C91456	**	1,322
	FHLG 5.50% 3/34 #G01665	Government Bond 5.50% 3/34 #G01665	**	97
	FHLG 15YR 4.00% 9/25 #E02787	Government Bond 4.00% 9/25 #E02787	**	164

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHLG 15YR 4.00% 4/26 #E02867	Government Bond 4.00% 4/26 #E02867	**	96
	FHLB 0.875% 08/05/19	Government Bond 0.875% 08/05/19	**	1,167
	FHLG 15YR 3% 05/29 #J29409	Government Bond 3% 05/29 #J29409	**	2,000
	FHLG 5.50% 5/34 #Z40042	Government Bond 5.50% 5/34 #Z40042	**	738
	FHLG 20YR 3% 11/33#G30872	Government Bond 3% 11/33#G30872	**	1,587
	FHLG 20YR 3.5% 05/38#G31067	Government Bond 3.5% 05/38#G31067	**	878
	FNMA 1.25% 08/17/21	Government Bond 1.25% 08/17/21	**	1,143
	FNR 2012-149 DA 1.75% 01/43	Mortgage Back Security 2012-149 DA 1.75% 01/43	**	200
	FNR 2013-16 GP 3% 03/33	Mortgage Back Security 2013-16 GP 3% 03/33	**	620
	FNR 2014-83 P 3% 06/43	Mortgage Back Security 2014-83 P 3% 06/43	**	1,047
	FNR 2015-32 PA 3% 4/44	Mortgage Back Security 2015-32 PA 3% 4/44	**	820
	FNR 2015-28 P 2.5% 5/45	Mortgage Back Security 2015-28 P 2.5% 5/45	**	2,068
	FNR 2015-28 JE 3% 05/45	Mortgage Back Security 2015-28 JE 3% 05/45	**	1,465
	FNR 2015-42 LE 3% 06/45	Mortgage Back Security 2015-42 LE 3% 06/45	**	1,312
	FNR 2015-49 LE 3% 07/45	Mortgage Back Security 2015-49 LE 3% 07/45	**	950
	FNR 2015-54 GA 2.5% 07/45	Mortgage Back Security 2015-54 GA 2.5% 07/45	**	1,122
	FNR 2016-19 AH 3% 04/46	Mortgage Back Security 2016-19 AH 3% 04/46	**	982
	FNR 2016-26 CG 3% 05/46	Mortgage Back Security 2016-26 CG 3% 05/46	**	2,562
	FNR 2016-27 HK 3% 01/41	Mortgage Back Security 2016-27 HK 3% 01/41	**	1,273
	FNR 2016-27 KG 3% 01/40	Mortgage Back Security 2016-27 KG 3% 01/40	**	631
	FNR 2016-37 BK 3% 06/46	Mortgage Back Security 2016-37 BK 3% 06/46	**	2,688
	FNR 2016-34 GH 3% 06/46	Mortgage Back Security 2016-34 GH 3% 06/46	**	2,537
	FNR 2016-105 PA 3.5% 4/45	Mortgage Back Security 2016-105 PA 3.5% 4/45	**	1,701
	FNR 2016-100 P 3.5% 11/44	Mortgage Back Security 2016-100 P 3.5% 11/44	**	2,579
	FNR 2017-11 HA 3.5% 12/45	Mortgage Back Security 2017-11 HA 3.5% 12/45	**	2,669
	FNR 2017-20 AP 3.5% 03/45	Mortgage Back Security 2017-20 AP 3.5% 03/45	**	3,011
	FNR 2017-74 PA 3.5% 11/45	Mortgage Back Security 2017-74 PA 3.5% 11/45	**	2,616
	FNR 2017-97 P 3% 01/47	Mortgage Back Security 2017-97 P 3% 01/47	**	1,743
	FNR 2018-3 LP 3% 02/47	Mortgage Back Security 2018-3 LP 3% 02/47	**	4,804
	FNR 2018-16 NB 3.25% 12/44	Mortgage Back Security 2018-16 NB 3.25% 12/44	**	1,670
	FNR 2018-11 LA 3.5% 7/45	Mortgage Back Security 2018-11 LA 3.5% 7/45	**	2,175
	FNR 2018-44 PA 3.5% 06/44	Mortgage Back Security 2018-44 PA 3.5% 06/44	**	10,534
	FNR 2018-88 BA 4% 11/25/43	Mortgage Back Security 2018-88 BA 4% 11/25/43	**	3,070
	FHR 2012-4135 AB 1.75% 06/42	Mortgage Back Security 2012-4135 AB 1.75% 06/42	**	151
	FHMS 2013-K025 A2 2.682% 10/22	Mortgage Back Security 2013-K025 A2 2.682% 10/22	**	402
	FHR 2015-4472 WL 3% 05/45	Mortgage Back Security 2015-4472 WL 3% 05/45	**	832
	FHMS K724 A1 2.776% 03/23	Mortgage Back Security K724 A1 2.776% 03/23	**	534
	FHR 4656 PA 3.5% 10/45	Mortgage Back Security 4656 PA 3.5% 10/45	**	1,777
	FHR 4683 EA 2.5% 05/47	Mortgage Back Security 4683 EA 2.5% 05/47	**	2,256
	FHMS K035 A2 3.458% 08/23	Mortgage Back Security K035 A2 3.458% 08/23	**	1,929
	FHLMC 1.125% 08/12/21	Government Bond 1.125% 08/12/21	**	1,426
	FHMS 2017-K727 A1 2.632% 10/23	Mortgage Back Security 2017-K727 A1 2.632% 10/23	**	375
	FHR 2018-4765 QA 3% 02/46	Mortgage Back Security 2018-4765 QA 3% 02/46	**	3,539
	FHMS 2018-K079 A1 3.729% 02/28	Mortgage Back Security 2018-K079 A1 3.729% 02/28	**	509
	FHR 4847 CA 3.5% 11/15/45	Mortgage Back Security 4847 CA 3.5% 11/15/45	**	2,177
	FHR 2018-4766 MA 3.5% 02/46	Mortgage Back Security 2018-4766 MA 3.5% 02/46	**	3,409
*	Fidelity Short Term Cash Fund	Fid Inst Cash Port: MM Fund Class 1 SHS F/N/A	**	15,636
	FNMA 5.50% 11/34 #310105	Government Bond 5.50% 11/34 #310105	**	535
	FNMA 15YR 3.5% 07/26#AI7819	Government Bond 15YR 3.5% 07/26#AI7819	**	65
	FNMA 15YR 3.50% 1/26 #AL1168	Government Bond 15YR 3.50% 1/26 #AL1168	**	143

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA 15YR 3.50% 3/27 #AL1746	Government Bond 15YR 3.50% 3/27 #AL1746	**	648
	FNMA 20YR 2.5% 01/33 #AL2974	Government Bond 20YR 2.5% 01/33 #AL2974	**	449
	FNMA 20YR 2.5% 01/33 #AL2975	Government Bond 20YR 2.5% 01/33 #AL2975	**	503
	FNMA 20YR 2.5% 01/33 #AL2976	Government Bond 20YR 2.5% 01/33 #AL2976	**	303
	FNMA 20YR 2.5% 01/33 #AL2982	Government Bond 20YR 2.5% 01/33 #AL2982	**	356
	FNMA 15YR 3.5% 10/29#AL5851	Government Bond 15YR 3.5% 10/29#AL5851	**	279
	FNMA 15YR 3.5% 09/29#AL5878	Government Bond 15YR 3.5% 09/29#AL5878	**	710
	FNMA 15YR 4.5% 11/25#AL8242	Government Bond 15YR 4.5% 11/25#AL8242	**	515
	FNMA 15YR 3% 09/31#AL8853	Government Bond 15YR 3% 09/31#AL8853	**	3,151
	FNMA 15YR 3.5% 01/27 #AX1909	Government Bond 15YR 3.5% 01/27 #AX1909	**	298
	FNMA 6.50% 7/32 #545759	Government Bond 6.50% 7/32 #545759	**	30
	FNMA 6.50% 7/32 #545762	Government Bond 6.50% 7/32 #545762	**	7
	FHR 3415 PC 5% 12/37	Mortgage Back Security 3415 PC 5% 12/37	**	69
	FNR 2011-26 PA 4.5% 04/41	Mortgage Back Security 2011-26 PA 4.5% 04/41	**	758
	FNMA 3.5% 07/32 #BM3929	Government Bond 3.5% 07/32 #BM3929	**	2,479
	FNMA 15YR 4% 08/27 #BM4533	Government Bond 4% 08/27 #BM4533	**	1,970
	FNMA 6.50% 12/32 #735415	Government Bond 6.50% 12/32 #735415	**	11
	FNMA 6.50% 7/35 #745092	Government Bond 6.50% 7/35 #745092	**	13
	FNMA 6.50% 8/36 #888034	Government Bond 6.50% 8/36 #888034	**	21
	FNMA 6.50% 8/36 #888544	Government Bond 6.50% 8/36 #888544	**	90
	FNMA 10YR 2% 08/23#MA1535	Government Bond 10YR 2% 08/23#MA1535	**	820
	FNMA 6.50% 12/35 #AD0723	Government Bond 6.50% 12/35 #AD0723	**	114
	FNMA 6.50% 8/36 #AE0746	Government Bond 6.50% 8/36 #AE0746	**	76
	FIFTH THIRD BAN 2.875% 10/1/21	Corporate Bond 2.875% 10/1/21	**	756
	FIFTH THIRD BK 2.3% 3/19	Corporate Bond 2.3% 3/19	**	714
	FIFTH THIRD BNK 1.625% 9/27/19	Corporate Bond 1.625% 9/27/19	**	1,759
	FITAT 2017-1 A3 1.8% 02/22	Mortgage Back Security 2017-1 A3 1.8% 02/22	**	1,047
	FORDO 2018-A A3 3.03% 11/22	Mortgage Back Security 2018-A A3 3.03% 11/22	**	1,557
	FORDF 2016-1 A1 1.76% 02/21	Mortgage Back Security 2016-1 A1 1.76% 02/21	**	709
	FORDF 2017-1 A1 2.07% 05/15/22	Mortgage Back Security 2017-1 A1 2.07% 05/15/22	**	1,021
	FORDF 2017-2 A1 2.16% 09/22	Mortgage Back Security 2017-2 A1 2.16% 09/22	**	1,701
	FORDF 2018-1 A1 2.95% 5/21	Mortgage Back Security 2018-1 A1 2.95% 5/21	**	2,020
	FORDR 2014-2 A 2.31% 04/26	Mortgage Back Security 2014-2 A 2.31% 04/26	**	960
	FORDR 2015-1 A 2.12% 07/26	Mortgage Back Security 2015-1 A 2.12% 07/26	**	2,236
	FORD CRD 16-1 A 2.31% 08/27	Mortgage Back Security 16-1 A 2.31% 08/27	**	2,060
	FORDO 2016-C A3 1.22% 03/21	Mortgage Back Security 2016-C A3 1.22% 03/21	**	1,284
	FORDO 2017-A A3 1.67% 6/21	Mortgage Back Security 2017-A A3 1.67% 6/21	**	1,458
	FORDO 2016-A A3 2.01% 07/20	Mortgage Back Security 2016-A A3 2.01% 07/20	**	260
	FORDO 16-B A3 1.33% 10/20	Mortgage Back Security 16-B A3 1.33% 10/20	**	366
	FORD MTR CR CO 3.36% 03/18/21	Corporate Bond 3.36% 03/18/21	**	1,715
	FORD MTR CR CO 2.681% 01/09/20	Corporate Bond 2.681% 01/09/20	**	897
	FORD MTR CR LLC 3.339% 3/28/22	Corporate Bond 3.339% 3/28/22	**	716
	FORD MTR CR CO 4.14% 02/15/23	Corporate Bond 4.14% 02/15/23	**	1,449
	FORTIVE CORP 1.8% 06/15/19	Corporate Bond 1.8% 06/15/19	**	37
	FORTIVE CORP 2.35% 06/15/21	Corporate Bond 2.35% 06/15/21	**	522
	GE CAP INTL 2.342% 11/15/20	Corporate Bond 2.342% 11/15/20	**	1,462
	GFORT 16-1 A1 1.86% 05/21	Mortgage Back Security 16-1 A1 1.86% 05/21	**	1,116
	GFORT 17-1 A1 2.22% 1/22 144A	Mortgage Back Security 17-1 A1 2.22% 144A	**	1,343
	GFORT 2018-2 A1 3.25% 03/23	Mortgage Back Security 2018-2 A1 3.25% 03/23	**	1,548
	GSMS 2012-GC6 A3 3.482% 01/45	Mortgage Back Security 2012-GC6 A3 3.482% 01/45	**	912

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	GSMS 2013-GC10 A4 2.681% 02/46	Mortgage Back Security 2013-GC10 A4 2.681% 02/46	**	326
	GSMS 2013-GC10 A5 2.943% 02/46	Mortgage Back Security 2013-GC10 A5 2.943% 02/46	**	1,763
	GSMS 2012-GCJ7 A4 3.377% 05/45	Mortgage Back Security 2012-GCJ7 A4 3.377% 05/45	**	1,500
	GSMS 2012-GCJ9 A3 2.773% 11/45	Mortgage Back Security 2012-GCJ9 A3 2.773% 11/45	**	2,171
	GSMC 14-GC26 AAB 3.365% 11/47	Mortgage Back Security 14-GC26 AAB 3.365% 11/47	**	1,055
	GSMS 2015-GC32 A2 3.062% 7/48	Mortgage Back Security 2015-GC32 A2 3.062% 7/48	**	1,119
	GSMS 15-GC32 AAB 3.513% 7/48	Mortgage Back Security 15-GC32 AAB 3.513% 7/48	**	591
	GSMS 2015-GC28 AAB 3.206% 2/48	Mortgage Back Security 2015-GC28 AAB 3.206% 2/48	**	746
	GSMS 2016-GS4 A1 1.532% 11/49	Mortgage Back Security 2016-GS4 A1 1.532% 11/49	**	161
	GSMS 14-GC18 AAB 3.648% 01/47	Mortgage Back Security 14-GC18 AAB 3.648% 01/47	**	251
	GSMS 14-GC20 AAB 3.655% 04/47	Mortgage Back Security 14-GC20 AAB 3.655% 04/47	**	290
	GMALT 2018-2 A3 3.1% 06/21	Mortgage Back Security 2018-2 A3 3.1% 06/21	**	863
	GMCAR 2018-1A A3 2.39% 7/18/22	Mortgage Back Security 2018-1A A3 2.39% 7/18/22	**	746
	GENERAL ELEC CO 3.375% 3/11/24	Corporate Bond 3.375% 3/11/24	**	1,410
	GENERAL MILLS INC 3.2% 4/16/21	Corporate Bond 3.2% 4/16/21	**	302
	GENERAL MTRS FIN 2.65% 4/13/20	Corporate Bond 2.65% 4/13/20	**	1,228
	GENERAL MTRS FINL 3.55% 4/9/21	Corporate Bond 3.55% 4/9/21	**	998
	GENERAL MTR FIN 4.15% 06/19/23	Corporate Bond 4.15% 06/19/23	**	1,691
	GSINC 5.25% 7/27/21	Corporate Bond 5.25% 7/27/21	**	695
	GOLDMAN SACHS GRP 2.75 9/15/20	Corporate Bond 2.75 9/15/20	**	1,223
	GOLDMAN SACHS GRP 3.2% 2/23/23	Corporate Bond 3.2% 2/23/23	**	1,178
	GOLDMAN SAC BK USA 3.2% 6/5/20	Corporate Bond 3.2% 6/5/20	**	751
	GOLDMAN SACHS 2.876%/VAR 10/22	Corporate Bond 2.876%/VAR 10/22	**	1,273
	HSBC HLDNGS 3.262/VAR 3/13/23	Corporate Bond 3.262/VAR 3/13/23	**	1,483
	HSBC HOLDINGS 3.95%/VAR 5/24	Corporate Bond 3.95%/VAR 5/24	**	1,599
	HSBC USA INC 2.25% 06/23/19	Corporate Bond 2.25% 06/23/19	**	827
	HALFMOON PA 3.4% 9/17/21 144A	Corporate Bond 3.4% 9/17/21 144A	**	1,326
	HALFMOON P 3.75% 07/15/23 144A	Corporate Bond 3.75% 07/15/23 144A	**	677
	HEALTH CARE REI 4% 06/01/25	Corporate Bond 4% 06/01/25	**	1,080
	HAROT 2016-4 A3 1.21% 12/20	Mortgage Back Security 2016-4 A3 1.21% 12/20	**	1,164
	HAROT 2017-1 A3 1.72% 07/21	Mortgage Back Security 2017-1 A3 1.72% 07/21	**	1,272
	HUNT AUTO 16-1 A3 1.57% 11/20	Mortgage Back Security 1.57% 11/20	**	374
	HUNTINGTN BCSHRS 2.3% 1/14/22	Corporate Bond 2.3% 1/14/22	**	1,054
	HUNTINGTON NATL BK 2.2% 4/1/19	Corporate Bond 2.2% 4/1/19	**	853
	HUNTINGTON NATL BK 3.25% 5/21	Corporate Bond 3.25% 5/21	**	1,791
	HYUNDAI AMR 1.75% 9/27/19 144A	Corporate Bond 1.75% 9/27/19 144A	**	1,745
	HART 2016-B A3 1.29% 4/21	Mortgage Back Security 2016-B A3 1.29% 4/21	**	1,507
	HART 2018-A A3 2.79% 07/22	Mortgage Back Security 2018-A A3 2.79% 07/22	**	1,013
	HART 2015-C A3 1.46% 02/20	Mortgage Back Security 2015-C A3 1.46% 02/20	**	27
	HFMOT 2016-1A A2 1.81% 03/21	Mortgage Back Security 2016-1A A2 1.81% 03/21	**	782
	HART 2016-A A3 1.56% 09/20	Mortgage Back Security 2016-A A3 1.56% 09/20	**	196
	INGERSOLL-RND LX 2.625% 5/1/20	Corporate Bond 2.625% 5/1/20	**	204
	INTERCONT EXCH 2.75% 12/01/20	Corporate Bond 2.75% 12/01/20	**	767
	INTERCO EXCH INC 3.45% 9/21/23	Corporate Bond 3.45% 9/21/23	**	938
	ITC HLDGS CORP 2.7% 11/15/22	Corporate Bond 2.7% 11/15/22	**	1,046
	JPMCC 2015-JP1 A2 3.1438% 1/49	Mortgage Back Security 2015-JP1 A2 3.1438% 1/49	**	788
	JP MORGAN CHASE 2.295% 8/15/21	Corporate Bond 2.295% 8/15/21	**	394
	JPMORGAN CHASE & CO 2.75% 6/20	Corporate Bond 2.75% 6/20	**	3,183
	JPMC CO 2.55% 10/29/20	Corporate Bond 2.55% 10/29/20	**	1,053
	JPMORGAN CHASE 2.55% 3/1/21	Corporate Bond 2.55% 3/1/21	**	1,064

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	JP MORGAN CHASE	Synthetic GIC – 2.4% (fair value to contract value)	**	1,689
	JPMCC 2012-C6 A3 3.5074% 5/45	Mortgage Back Security 2012-C6 A3 3.5074% 5/45	**	614
	JPMCC 13-C10 A5 3.1425% 12/47	Mortgage Back Security 13-C10 A5 3.1425% 12/47	**	1,523
	JPMBB 14-C22 ASB 3.5036% 09/47	Mortgage Back Security 14-C22 ASB 3.5036% 09/47	**	734
	JPMCC 16-JP4 A2 2.9343% 12/49	Mortgage Back Security 16-JP4 A2 2.9343% 12/49	**	1,065
	JPMC CO 3.559%/VAR 04/23/24	Corporate Bond 3.559%/VAR 04/23/24	**	1,998
	JPMORGAN CHASE 3.514% 6/18/22	Corporate Bond 3.514% 6/18/22	**	1,606
	JPMORGAN CHASE 4.023/VAR 12/24	Corporate Bond 4.023/VAR 12/24	**	738
	JAPAN BANK INTL 1.5% 7/21/21	Corporate Bond 1.5% 7/21/21	**	1,278
	JERSEY CENT PWR&LT 7.35% 2/19	Corporate Bond 7/35% 2/19	**	67
	KEY BANK NA 2.5% 12/15/19	Corporate Bond 2.5% 12/15/19	**	585
	KEYBANK NATL 2.25% 03/16/20	Corporate Bond 2.25% 03/16/20	**	384
	KINDER MORGAN EN 2.65 2/1/19	Corporate Bond 2.65% 2/1/19	**	413
	KINDER MORGAN IC 3.05% 12/1/19	Corporate Bond 3.05% 12/1/19	**	546
	KCOT 2018-1A A3 3.1% 08/22	Mortgage Back Security 2018-1A A3 3.1% 08/22	**	2,019
	LINCOLN NATL LIFE INS CO	Synthetic GIC – 2.4% (fair value to contract value)	**	350
	MARSH & MCLENNAN 2.35% 9/10/19	Corporate Bond 2.35% 9/10/19	**	476
	MARSH & MCLENN 2.35% 03/06/20	Corporate Bond 2.35% 03/06/20	**	719
	MARSH & MCLENNAN 2.75% 01/30/22	Corporate Bond 2.75% 01/30/22	**	1,675
	MASSMUTUAL 2.45% 11/23/20 144A	Corporate Bond 2.45% 11/23/20 144A	**	702
	MCDONALDS CORP MTN 3.625% 5/21	Corporate Bond 3.625% 5/21	**	401
	MCDONALDS MTN 2.625% 1/15/22	Corporate Bond 2.625% 1/15/22	**	891
	MCDONALDS CORP 2.75% 12/20	Corporate Bond 2.75% 12/20	**	137
	MET LFE GLB 1.55% 9/13/19 144A	Corporate Bond 1.55% 9/13/19 144A	**	1,293
	MET LIFE GLOB 2.65% 4/22 144A	Corporate Bond 2.65% 4/22 144A	**	1,294
	MITSUBISHI 2.45% 10/16/19 144A	Corporate Bond 2.45% 10/16/19 144A	**	760
	MITSUBISHI UFJ FI 2.95% 3/1/21	Corporate Bond 2.95% 3/1/21	**	1,624
	MITSUBISH UFJ 2.19% 9/13/21	Corporate Bond 2.19% 9/13/21	**	1,652
	MITSUBISHI UFJ FIN 2.998% 2/22	Corporate Bond 2.998% 2/22	**	897
	MITSUBISHI UFJ 3.455% 3/02/23	Corporate Bond 3.455% 3/02/23	**	804
	MIZUHO FINL 2.273% 9/13/21	Corporate Bond 2.273% 9/13/21	**	870
	MOODYS CORP 2.75% 12/15/21	Corporate Bond 2.75% 12/15/21	**	537
	MSBAM 15-C22 ASB 3.04% 4/15/48	Mortgage Back Security 15-C22 ASB 3.04% 4/15/48	**	407
	MSBAM 2013-C7 A4 2.918% 2/46	Mortgage Back Security 2013-C7 A4 2.918% 2/46	**	1,254
	MSBAM 2016-C32 A1 1.819% 12/49	Mortgage Back Security 2016-C32 A1 1.819% 12/49	**	491
	MORGAN STANLEY 2.75% 05/19/22	Corporate Bond 2.75% 05/19/22	**	761
	MORGAN STANLEY 3.125% 01/23/23	Corporate Bond 3.125% 01/23/23	**	1,554
	MORGAN STANLEY 3.737%/VAR 4/24	Corporate Bond 3.737%/VAR 4/24	**	1,606
	MSC 2011-C2 A4 4.661% 06/44	Mortgage Back Security 2011-C2 A4 4.661% 06/44	**	1,141
	MORGAN STANLEY 2.375% 7/23/19	Corporate Bond 2.375% 7/23/19	**	1,479
	MORGAN STANLEY 2.5% 04/21/21	Corporate Bond 2.5% 04/21/21	**	1,056
	MORGAN STANLE MTN 5.5% 1/26/20	Corporate Bond 5.5% 1/26/20	**	1,758
	MSBAM 2012-C6 A4 2.858% 11/45	Mortgage Back Security 2012-C6 A4 2.858% 11/45	**	1,749
	MSBAM 2013-C8 A4 3.134% 12/48	Mortgage Back Security 2013-C8 A4 3.134% 12/48	**	1,433
	MSBAM 2013-C11 A4 CSTR 8/46	Mortgage Back Security 2013-C11 A4 CSTR 8/46	**	483
	MSBAM 13-C13 ASB 3.557% 11/46	Mortgage Back Security 13-C13 ASB 3.557% 11/46	**	1,166
	MSBAM 2014-C16 ASB 3.477% 6/47	Mortgage Back Security 2014-C16 ASB 3.477% 6/47	**	960
	MSBAM 2014-C17 ASB 3.477% 8/47	Mortgage Back Security 2014-C17 ASB 3.477% 8/47	**	1,231
	MSBAM 2015-C21 ASB 3.15% 03/48	Mortgage Back Security 2015-C21 ASB 3.15% 03/48	**	244
	MSBAM 2016-C31 A1 1.555% 11/21	Mortgage Back Security 2016-C31 A1 1.555% 11/21	**	323

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	NAT-RURAL 2.3% 11/01/20	Corporate Bond 2.3% 11/01/20	**	79
	NYLIFE GLBL 1.7% 9/14/21 144A	Corporate Bond 1.7% 9/14/21 144A	**	2,180
	NY LFE GLB 2.3% 6/10/22 144A	Corporate Bond 2.3% 6/10/22 144A	**	1,277
	NYC TFA (PIT) 2.05% 08/01/23	Municipal Bond 2.05% 08/01/23	**	449
	NYC TFA (PIT) 2.85% 02/01/24	Municipal Bond 2.85% 02/01/24	**	426
	NYS UDC 2.67% 03/15/23	Municipal Bond 2.67% 03/15/23	**	1,081
	NYS UDC 2.7% 03/15/23	Municipal Bond 2.7% 03/15/23	**	1,845
	NMOTR 2016-A A2 1.54% 06/21	Mortgage Back Security 2016-A A2 1.54% 06/21	**	749
	NAROT 2017-A A3 1.74% 08/21	Mortgage Back Security 2017-A A3 1.74% 8/21	**	1,752
	NAROT 2016-B A3 1.32% 01/15/21	Mortgage Back Security 2016-B A3 1.32% 01/15/21	**	441
	NATIONWIDE LIFE INSURANCE CO	Synthetic GIC – 2.4% (fair value to contract value)	**	963
	NORTHERN STES PWR 2.2% 8/15/20	Corporate Bond 2.2% 8/15/20	**	308
	ONTARIO PROVINCE CDA 2.4% 02/22	Corporate Bond 2.4% 02/22	**	1,792
	ONTARIO PROV 4% 10/7/19	Corporate Bond 4% 10/7/19	**	3,056
	ORACLE CORP 1.9% 09/15/21	Corporate Bond 1.9% 09/15/21	**	1,201
	PNC BANK NA 2.4% 10/18/19	Corporate Bond 2.4% 10/18/19	**	1,179
	PNC BNK PITTSBURGH 1.45% 7/19	Corporate Bond 1.45% 7/19	**	314
	PHILIP MORS INT 1.875% 2/21	Corporate Bond 1.875% 2/21	**	2,470
	PRICOA GLBL 2.45% 09/21/22 144A	Corporate Bond 2.45% 09/21/22 144A	**	1,245
	PROTECTIVE LF 2.161% 9/20 144A	Corporate Bond 2.161% 9/20 144A	**	1,284
	PRUDENTIAL INSURANCE COMPANY	Synthetic GIC - 2.4% (fair value to contract value)	**	1,781
	PRUDENTIAL MTN 7.375% 6/15/19	Corporate Bond 7.375% 6/15/19	**	220
	PUBLIC SVC ENT 1.6% 11/15/19	Corporate Bond 1.6% 11/15/19	**	845
	PUBLIC SVC ENT 2% 11/15/21	Corporate Bond 2% 11/15/21	**	600
	PUBLIC SERVICE ELE 2.65% 11/22	Corporate Bond 2.65% 11/22	**	1,146
	QUEBEC PROVINCE 2.375% 1/31/22	Corporate Bond 2.375% 1/31/22	**	2,251
	REGIONS FINL CORP 3.2% 2/8/21	Corporate Bond 3.2% 2/8/21	**	1,057
	REGIONS FIN CORP 2.75% 8/22	Corporate Bond 2.75% 8/22	**	1,537
	REYNOLDS AMERICAN 3.25% 6/20	Corporate Bond 3.25% 6/20	**	1,020
	REYNOLDS AMERICAN 4% 6/12/22	Corporate Bond 4% 6/12/22	**	497
	ROPER TECHNOLOGIES 3% 12/15/20	Corporate Bond 3% 12/15/20	**	696
	ROPER TECHNOLOGIES 3.65% 09/23	Corporate Bond 3.65% 09/23	**	1,015
	ROYAL BNK CANADA 4.65% 1/27/26	Corporate Bond 4.65% 1/27/26	**	857
	ROYAL BK SCO 4.519%/VAR 06/24	Corporate Bond 4.519%/VAR 06/24	**	1,943
	ROYAL BK CAN GL 2.35% 10/30/20	Corporate Bond 2.35% 10/30/20	**	1,051
	ROYAL BANK OF CANA 2.15% 10/20	Corporate Bond 2.15% 10/20	**	692
	ROYAL BK CDA 3.2% 04/30/21	Corporate Bond 3.2% 04/30/21	**	1,508
	ROYAL BNK OF CAN 3.7% 10/5/23	Corporate Bond 3.7% 10/5/23	**	1,519
	SSM HEALTH CARE 3.688% 6/1/23	Corporate Bond 3.688% 6/1/23	**	927
	SRT 2017-A A3 2.58% 01/21	Mortgage Back Security 2.58% 01/21	**	1,677
	SRT 2018-A A3 2.93% 05/21	Mortgage Back Security 2.93% 05/21	**	1,364
	SSTRT 17-2A A3 2.04% 4/21 144A	Mortgage Back Security 2.04% 4/21 144A	**	1,016
	SSTRT 2016-1A A3 1.524% 03/20	Mortgage Back Security 2016-1A A3 1.524% 03/20	**	246
	SSTRT 2016-2A A3 3.51% 8/25/22	Mortgage Back Security 2016-2A A3 3.51% 8/25/22	**	1,848
	SSTRT 17-1A A3 1.89% 8/20	Mortgage Back Security 17-1A A3 1.89% 8/20	**	889
	SEMPRA ENERGY 2.4% 3/15/20	Corporate Bond 2.4% 3/15/20	**	918
	SEMPRA ENERGY 2.85% 11/15/20	Corporate Bond 2.85% 11/15/20	**	554
	SEMPRA ENERGY 2.9% 02/01/23	Corporate Bond 2.9% 02/01/23	**	302
	SHELL INTL FIN BV 2.125% 05/20	Corporate Bond 2.125% 05/20	**	1,100
	SHELL INTL 2.25% 11/10/20	Corporate Bond 2.25% 11/10/20	**	1,058

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	SHIRE AQ INV IRE 1.9% 9/23/19	Corporate Bond 1.9% 9/23/19	**	1,764
	SIMON PROP GRP 2.35% 1/30/22	Corporate Bond 2.35% 1/30/22	**	363
	SIMON PPTY GRP 2.625% 06/15/22	Corporate Bond 2.625% 06/15/22	**	1,135
	SIMON PROPERTY 2.75% 06/01/23	Corporate Bond 2.75% 06/01/23	**	1,370
	SOUTHERN CA EDISON 1.845% 2/22	Mortgage Back Security 1.845% 2/22	**	279
	SOUTHERN COMPANY 1.85% 7/1/19	Corporate Bond 1.85% 7/1/19	**	281
	SOUTHERN COMPANY 2.35% 7/1/21	Corporate Bond 2.35% 7/1/21	**	1,840
	SOUTHERN PWR CO 2.375% 6/1/20	Corporate Bond 2.375% 6/1/20	**	522
	STARBUCKS CORP 3.8% 08/15/25	Corporate Bond 3.8% 08/15/25	**	753
	STATE STREET BANK & TRUST CO	Synthetic GIC – 2.4% (fair value to contract value)	**	997
	SUMITOMO MITSUI 2.934% 3/9/21	Corporate Bond 2.934% 3/9/21	**	922
	SUNTRUST BAN 3.502%/VAR 8/2/22	Corporate Bond 3.502%/VAR 8/2/22	**	1,239
	SUNTRUST BANKS INC 2.9% 3/3/21	Corporate Bond 2.9% 3/3/21	**	711
	SYNCHRONY FIN 3% 8/15/19	Corporate Bond 3% 8/15/19	**	276
	TJX COS INC 2.75% 6/15/21	Corporate Bond 2.75% 6/15/21	**	767
	TIME WARNER INC 4.75% 3/29/21	Corporate Bond 4.75% 3/29/21	**	1,235
	TORONTO DOM BK 2.125% 7/02/19	Corporate Bond 2.125% 7/02/19	**	836
	TOTAL CAP INTL 2.125% 01/10/19	Corporate Bond 2.125% 01/10/19	**	1,685
	TOTAL CAP INTL 2.75% 06/19/21	Corporate Bond 2.75% 06/19/21	**	826
	TOYOTA MOTOR CORP 2.6% 1/11/22	Corporate Bond 2.6% 1/11/22	**	2,165
	TAOT 2018-B A3 2.96% 09/22	Mortgage Back Security 2018-B A3 2.96% 09/22	**	1,522
	TRANSAMERICA PREMIER LIFE	Synthetic GIC – 2.4% (fair value to contract value)	**	1,246
	TRANSCANADA PIP 3.125% 1/15/19	Corporate Bond 3.125% 1/15/19	**	654
	TRANSCANADA 2.125% 11/15/19	Corporate Bond 2.125% 11/15/19	**	1,713
	TRANSCANADA PIP 2.5% 8/1/22	Corporate Bond 2.5% 8/1/22	**	1,596
	UBS AG STAM 2.375% 8/14/19	Corporate Bond 2.375% 8/14/19	**	1,723
	UBSBB 2012-C2 A4 3.525 5/63	Mortgage Back Security 2012-C2 A4 3.525% 5/63	**	962
	USAOT 2017-1 A3 1.79% 05/21	Mortgage Back Security 2017-1 A3 1.79% 05/21	**	583
	USAA CAPITAL 2% 6/1/21 144A	Corporate Bond 2% 6/1/21 144A	**	1,441
	USTN 2.375% 8/15/24	Government Bond 2.375% 8/15/24	**	8,540
	USTN 2% 08/15/25	Government Bond 2% 08/15/25	**	5,540
	USTN 1.75% 12/31/20	Government Bond 1.75% 12/31/20	**	36,824
	USTN 1.75% 11/30/21	Government Bond 1.75% 11/30/21	**	24,560
	UST NOTE 1.875% 03/31/22	Government Bond 1.875% 03/31/22	**	32,297
	USTN 1.375% 08/31/23	Government Bond 1.375% 08/31/23	**	21,028
	USTN 1.875% 07/31/22	Government Bond 1.875% 07/31/22	**	26,210
	UNITED TECHNOLOG 3.5% 8/16/21	Corporate Bond 3.5% 8/16/21	**	457
	UNITEDHELTH GR 2.875% 12/15/21	Corporate Bond 2.875% 12/15/21	**	798
	VERIZON COM 3.5% 11/01/21	Corporate Bond 3.5% 11/01/21	**	341
	VERIZON COMMUNS 2.625% 2/21/20	Corporate Bond 2.625% 2/21/20	**	785
	VERIZON COMM 1.75% 8/15/21	Corporate Bond 1.75% 8/15/21	**	384
	VERIZON COM 2.946% 03/15/22	Corporate Bond 2.946% 03/15/22	**	831
	VZOT 16-1A A 1.42% 1/21	Mortgage Back Security 16-1A A 1.42% 1/21	**	1,007
	VZOT 17-2A A 1.92% 12/21	Mortgage Back Security 17-2A 1.92% 12/21	**	998
	VZOT 2017-3A A1A 2.06% 04/22	Mortgage Back Security 2017-3A A1A 2.06% 04/22	**	1,724
	VISA INC 2.8% 12/14/22	Corporate Bond 2.8% 12/14/22	**	1,058
	VOLKSWAGEN GRP 2.4% 5/20 144A	Corporate Bond 2.4% 5/20 144A	**	732
	VALET 2018-1 A3 3.32% 11/22	Mortgage Back Security 2018-1 A3 3.32% 11/22	**	925
	WFRBS 14-C20 ASB 3.638% 05/47	Mortgage Back Security 14-C20 ASB 3.638% 05/47	**	474
	WFRBS 2014-C22 ASB 3.464% 9/57	Mortgage Back Security 2014-C22 ASB 3.464% 9/57	**	1,747

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	WFRBS 2012-C9 A3 2.87% 11/45	Mortgage Back Security 2012-C9 A3 2.87% 11/45	**	1,172
	WFRBS 2011-C2 A4 CSTR 2/44	Mortgage Back Security 2011-C2 A4 CSTR 2/44	**	1,477
	WFRBS 2011-C3 A4 4.375% 3/44	Mortgage Back Security 2011-C3 A4 4.375% 3/44	**	1,072
	WFRBS 2012-C7 A2 3.431% 6/45	Mortgage Back Security 2012-C7 A2 3.431% 6/45	**	753
	WFRBS 2013-C11 A5 3.071% 03/45	Mortgage Back Security 2013-C11 A5 3.071% 03/45	**	3,026
	WFRBS 13-C12 ASB 2.838% 03/48	Mortgage Back Security 13-C12 ASB 2.838% 03/48	**	160
	WFRBS 2013-C16 A5 4.415% 09/46	Mortgage Back Security 2013-C16 A5 4.415% 09/46	**	947
	WFRBS 13-C16 ASB 3.963% 09/46	Mortgage Back Security 13-C16 ASB 3.963% 09/46	**	380
	WFRBS 14-C23 ASB 3.636% 10/57	Mortgage Back Security 14-C23 ASB 3.636% 10/57	**	572
	WASHINGTON PG 3.85% 4/1/20	Corporate Bond 3.85% 4/1/20	**	706
	WELLS FARGO 3% 01/22/21	Corporate Bond 3% 01/22/21	**	1,535
	WELLS FARGO & CO MTN 2.6% 7/20	Corporate Bond 2.6% 7/20	**	1,122
	WELLS FARGO & CO 2.55% 12/7/20	Corporate Bond 2.55% 12/7/20	**	400
	WELLS FARGO & CO 2.1% 07/26/21	Corporate Bond 2.1% 07/26/21	**	1,695
	WFCM 2012-LC5 A3 2.918% 10/45	Mortgage Back Security 2012-LC5 A3 2.918% 10/45	**	438
	WELLS FARGO MTN 1.75% 05/24/19	Corporate Bond 1.75% 05/24/19	**	847
	WELLS FARGO BK 2.15% 12/6/19	Corporate Bond 2.15% 12/6/19	**	2,302
	WELLS FARGO BK 3.55% 8/14/23	Corporate Bond 3.55% 8/14/23	**	1,515
	WFCM 2013-LC12 A1 1.676% 7/46	Mortgage Back Security 2013-LC12 A1 1.676% 7/46	**	96
	WFCM 2015-C27 ASB 3.278% 2/48	Mortgage Back Security 2015-C27 3.278% 2/48	**	1,009
	WFCM 2016-C34 A2 2.603% 06/49	Mortgage Back Security 2016-C34 A2 2.603% 06/49	**	898
	WFCM 2016-LC25 1.795% 12/15/59	Mortgage Back Security 2016-LC25 1.795% 12/15/59	**	232
	WFCM 2016-C36 A1 1.453% 11/59	Mortgage Back Security 2016-C36 A1 1.453% 11/59	**	178
	WFCM 2016-C37 A2 3.103% 12/49	Mortgage Back Security 2016-C37 A2 3.103% 12/49	**	753
	WELLTOWER INC 3.95% 09/01/23	Corporate Bond 3.95% 09/01/23	**	657
	WESTPAC BANKING 1.6% 08/19/19	Corporate Bond 1.6% 08/19/19	**	1,406
	WESTPAC BANKING 2.8% 1/11/22	Corporate Bond 2.8% 1/11/22	**	903
	WESTPAC BANKING 2.15% 3/6/20	Corporate Bond 2.15% 3/6/20	**	1,793
	WISCONSIN ENERGY 2.45% 6/15/20	Corporate Bond 2.45% 6/15/20	**	416
	WOART 16-B A3 1.3% 2/22	Mortgage Back Security 16-B A3 1.3% 2/22	**	1,027
	WOART 2016-A A3 1.77% 09/21	Mortgage Back Security 2016-A A3 1.77% 09/21	**	395
	XCEL ENERGY INC 2.4% 03/15/21	Corporate Bond 2.4% 03/15/21	**	393
	XEROX CORP 2.75% 03/15/19	Corporate Bond 2.75% 03/15/19	**	1,023
	ZOETIS INC 3.45% 11/13/20	Corporate Bond 3.45% 11/13/20	**	200
	Sub-total Managed Income Funds			750,607

	Self-Directed Brokerage Account	Various shares	**	38,448
	Total Investment Assets			$2,877,588
*	Participant Loans	Interest rates ranging 4.25% - 6.25% with maturity dates through March 2025		$52,672

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 14, 2019	By: /s/Scott V. King
Scott V. King

Vice President, Corporate Controller and Chief Accounting Officer, Eastman Chemical Company;
Member of Eastman Investment Plan Committee and
Named Fiduciary for Eastman Investment and Employee Stock Ownership Plan

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Brown Smith Wallace, LLP Independent Registered Public Accounting Firm	31